UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☒                               Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2013

OR

☐                                  Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the transition period from ____to ____

Commission file number 1-8993

A.              Full title of the plan and the address of the plan, if different from that of the issuer named below:

SIRIUS INTERNATIONAL HOLDING COMPANY, INC.
401(K) SAVINGS AND INVESTMENT PLAN

B.                Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WHITE MOUNTAINS INSURANCE GROUP, LTD.
80 South Main Street
Hanover, New Hampshire 03755

REQUIRED INFORMATION
The following Financial Statements and Schedule for the Plan and the Written Consent of Independent Registered Public Accounting Firm are filed with, and included in, this Report as Exhibits 23.1 and 99(a) hereto, respectively, as detailed below:

23.1	Consent of Independent Registered Public Accounting Firm

99(a)	Financial Statements and Schedule for the Plan consisting of:

	1.	Report of Independent Registered Public Accounting Firm;
	2.	Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012;
	3.	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2013 and 2012;
	4.	Notes to Financial Statements;
	5.	Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year).

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sirius International Holding Company, Inc.
401(k) Savings and Investment Plan (the “Plan”)

Date: June 20, 2014	By:	/s/ Ralph A. Salamone
		Name:	Ralph A. Salamone
		Title:	Senior Vice President and CFO
Sirius Re Holding Company, Inc.

	and:	/s/ Geanie M. Villomann
		Name:	Geanie M. Villomann
		Title:	Senior Vice President
Sirius Re Holding Company, Inc.

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

23.1	Consent of Independent Registered Public Accounting Firm

99(a)	Financial Statements and Schedule for the Plan consisting of:

	1.	Report of Independent Registered Public Accounting Firm;
	2.	Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012;
	3.	Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2013 and 2012;
	4.	Notes to Financial Statements;
	5.	Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year).

4